Thunder Energies Corporation

1444 Rainville Road

Tarpon Springs, FL 34689

(727) 940-3944

August 15, 2019

Via EDGAR

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Heather Percival, Staff Attorney

Re:	Thunder Energies Corporation
Request for Withdrawal of Registration Statement on Form S-1(Post-Effective Amendment No. 1) Filed July 29, 2019 File No. 333-228556

Dear Ms. Percival:

Pursuant to Securities and Exchange Commission Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Thunder Energies Corporation, a Florida corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Post-Effective Amendment No. 1) (File No. 333-228556), filed with the Commission on July 29, 2019. This application is being made because the Company will be filing a new Form S-1 regarding the equity line financing transaction that was the subject matter of the Amendment to the Registration Statement.

The Company confirms that the Amendment to the Registration Statement has not been declared effective by the Commission; no securities have been or will be issued or sold pursuant to the Amendment to the Registration Statement or the prospectus contained therein; and, no preliminary prospectus contained in the Amendment to the Registration Statement has been distributed.

The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the account of the Company.

Heather Percival, Esq.

Re: Thunder Energies Corp.

August 15, 2019

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

Thank you for your assistance regarding this request. If you have any questions or require any further information, please feel free to contact Clifford J. Hunt, Esquire at (727) 471-0444 of Law Office of Clifford J. Hunt, P.A.

Sincerely,

Thunder Energies Corporation

By:	/s/ Ruggero M. Santilli
Name:	Dr. Ruggero M. Santilli
Title:	Chief Executive Officer